March 8, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

Re:	Myomo, Inc.
Offering Statement on Form 1-A
File No. 024-10662

Dear Ms. Ravitz:

On behalf of Myomo, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 4 p.m., Eastern Time, Friday, March 10, 2017, or as soon thereafter as is practicable.

In making this request, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David N. Feldman of Duane Morris LLP at (212) 692-1036 with any questions.  Also, please notify Mr. Feldman when this request for qualification has been granted.

Sincerely,

/s/ Paul R. Gudonis
Paul R. Gudonis Chairman, Chief Executive Officer and President

cc: David N. Feldman, Duane Morris LLP